

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08030246

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 9 2008

Washington, DC
112

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/07____ AND ENDING ____12/31/07____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE   WA   98109-3031
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN O. NELSON, JR.   (206) 682-6261
                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN PLLC
                    (Name – if individual, state last, first, middle name)
601 UNION ST., STE. 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)

1

OATH OR AFFIRMATION

I, _____ MARTIN O. NELSON, JR. _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ MARTIN NELSON & CO., INC. _____ , as of _____ DECEMBER 31 _____ , 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O)   INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.




CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. as of December 31, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Nelson & Co., Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 7, 2008

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	129,067
Accounts receivable		8,373
Prepaid expenses		1,318
Securities held for resale		205,081
Investments		2,276,758
Furniture and equipment, net of accumulated depreciation of $207,583		16,032
	$	2,636,629

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	92,337
Income tax payable		59,218
Deferred tax liability		360,000
		511,555
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized,		
1,471 shares issued and outstanding		14,710
Retained earnings		2,110,364
		2,125,074
	$	2,636,629

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

Revenues	
Commissions	$ 1,916,568
Gain on securities transactions	751,520
Interest, dividends and other income	195,666
	2,863,754
Expenses	
Compensation and benefits	1,622,668
Profit sharing contribution	175,000
Rent	223,824
Taxes, other than on income	136,539
Professional fees	57,634
Interest	21,510
Dues and subscriptions	28,158
Telephone	27,201
Auto	13,273
Office supplies	15,451
Data processing	13,623
Other operating expenses	10,552
Depreciation	9,386
Contributions	23,680
Repair and maintenance	6,305
	2,384,804
Income before income tax expense	478,950
Income tax expense	(137,455)
Net income	**$ 341,495**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Retained Earnings	Total
Balance, December 31, 2006 (as restated)	$ 14,710	$ 1,768,869	$ 1,783,579
Net income for 2007		341,495	341,495
Balance, December 31, 2007	$ 14,710	$ 2,110,364	$ 2,125,074

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net income	$	341,495
Adjustments to reconcile net income to cash flows		
from operating activities		
Depreciation		9,386
Deferred tax expense		18,700
Gain on sale of investments		(125,114)
Changes in operating assets and liabilities		
Accounts receivable		6,893
Securities held for resale		(181,641)
Prepaid expenses		7,213
Accounts payable and accrued expenses		(16,857)
Income tax payable		31,660
Cash flows from operating activities		91,735
Cash Flows from Investing Activities		
Proceeds from sale of investments		291,807
Purchase of investments		(325,450)
Purchase of furniture and equipment		(7,087)
Cash flows from investing activities		(40,730)
Increase in cash		**51,005**
Cash balance, beginning of year		78,062
Cash balance, end of year	$	129,067
Supplemental Cash Flow Information		
Cash paid during the year for:		
Federal income tax	$	86,795
Interest	$	21,510

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Security transactions are recorded on a settlement date basis which is not materially different from transactions recorded on a trade date basis. The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances in large commercial banks and with a large brokerage institution. Bank balances are insured up to $100,000 by the Federal Deposit Insurance Corporation and brokerage balances are insured up to $500,000 by the Security Investors Protection Corporation.

Cash balances are available for immediate withdrawal.

Securities Held for Resale

Securities held for resale are carried at fair value and consist of equity and debt securities. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Investments

Investments are carried at fair value and consist of various common stocks. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Two issuers of common stock represented 27% of investments. No other individual stock was in excess of 10% of total investments.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. The provision for income tax is composed of:

Current provision	$ 118,755
Deferred provision	18,700
	$ 137,455

The provision for federal income tax differs from the statutory rate due to interest income that is exempt from tax and the dividends received deduction.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Related Party Transactions

The Company has an office lease agreement with a company owned in part by the Company president. The office space is leased on a month-to-month basis. The total rent expense paid to the related party amounted to $223,824 for the year ended December 31, 2007.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2007, the Company had computed net capital of $1,695,613, which was in excess of the required net capital level by $1,445,613. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .09 to 1.

Note 5. Prior Period Adjustment

The financial statements as of December 31, 2006, have been restated to correct for an error in accounting for investments. In 2006, the Company accounted for investments at historical cost. Investments are now accounted for at market value. The effect of this correction on retained earnings at December 31, 2006, was an increase of $707,186 (the total effect was $1,071,494, reduced for tax effects of $364,308). The effect of this correction on net income for 2006 was an increase of $180,611 (the total effect was $273,653, reduced for tax effects of $93,042).

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	2,125,074
Additions:		
Deductions:		
Furniture and equipment		(16,032)
Unsecured receivable		(8,373)
Prepaid expenses and other		(1,368)
		(25,773)
Haircuts on securities:		
Money market funds		(7,004)
Municipal bonds		(12,788)
Equity securities		(424,868)
Undue concentration haircuts		(29,083)
Deferred taxes associated with the haircut on unrealized appreciation		70,055
Net capital	$	1,695,613

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		
Accounts payable and accrued expenses	$	92,337
Income tax payable		59,218
	$	151,555

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		9%
Ratio of aggregate indebtedness to net capital		.09 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2007

Credit balances	$	-
Debit balances		
Excess total credits over debits	$	-
Amount required to be on deposit (Excess credits over debits x 105%)	$	-
Amount held on deposit in reserve bank accounts	$	8,078

MARTIN NELSON & CO., INC.

SCHEDULE III
SCHEDULES OF RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
December 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1

Net capital, as reported by the Company	$ 1,682,115
Allocation of deferred tax associated with haircut on unrealized appreciation of investments	70,055
Adjustment to record income tax expense and deferred taxes	(54,908)
Changes from adjustments Increase in undue concentration haircuts on securities	(1,649)
Net capital, as recalculated	$ 1,695,613

MARTIN NELSON & CO., INC.

SCHEDULE IV
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2007

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.   NONE

    Number of items   NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.   NONE

    Number of items   NONE



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Martin Nelson & Co., Inc. ("the Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

February 7, 2008

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